16014672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 07 2016 Washington DC 409

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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
~~8-65567~~ 8-41855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peachtree Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3060 Peachtree Road, Suite 1830
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Miller **(404) 220-8958**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Miller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Peachtree Capital Corporation, as

of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

DEBORAH C GENARD NOTARY PUBLIC DEKALB COUNTY, GEORGIA MY COMMISSION EXPIRES OCTOBER 04, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements of

Peachtree Capital Corporation

With

Independent Auditor's Report

For the Year Ended December 31, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peachtree Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Peachtree Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Peachtree Capital Corporation stated that Peachtree Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Peachtree Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peachtree Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Peachtree Capital Corporation, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Assets		
Cash	$	212,317
Deposit with Clearing Broker-Dealer		58,267
Receivable from Clearing Broker-Dealer		4,197
Other Receivables		47,383
Prepaid Expenses		8,792
TOTAL ASSETS	**$**	**330,956**

LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities		
Due to Related Party	$	181,300
Total Liabilities		181,300
Stockholers' Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		16,925
Retained Earnings		131,731
Total Stockholders' Equity		149,656
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**330,956**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Commissions from Brokerage Services	$	767,142
Investment Advisory Fees		210,972
Insurance Commissions		22,425
Total Revenues		1,000,539
Expenses		
Clearing Fees		92,992
Employee Compensation and Fringe Benefits		226,694
Regulatory Fees		29,461
Quotation Services		7,848
Advertising and Promotion		27,374
Communications		18,561
Office Rent & Parking		319,882
Contract Services		144,215
Insurance Expense		37,442
Other Administrative Expense		76,868
Total Expense		981,337
Net Income	**$**	**19,202**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net Income	$	19,202
Adjustments to reconcile Net Income to net cash provided by operations:		
Change in Receivables		6,643
Prepaid Expenses		1,444
Change in Deposit with Clearing Broker Dealer		(58,267)
Accrued Employee Payroll		(5,006)
Due to IWH&A Group		181,301
Net cash provided by Operating Activities		145,317
Financing Activities		
Shareholder Distributions		(90,000)
Net cash used by Financing Activities		(90,000)
Net cash increase for year		55,317
Cash at beginning of period		157,000
Cash at End of Year	**$**	**212,317**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Number of Shares		Common Stock		Additional Paid-In Capital		Retained Earnings		Total
Balance at December 31, 2014	1,000	$	1,000	$	16,925	$	202,529	$	**220,454**
Net Income							19,202		**19,202**
Distributions to Stockholders							(90,000)		**(90,000)**
Balance at December 31, 2015	**1,000**	**$**	**1,000**	**$**	**16,925**	**$**	**131,731**	**$**	**149,656**

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company maintains its cash balance at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the tax authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2015 was approximately $27,000.

Revenue Recognition- Customers' securities transactions are reported as commission income and expenses reported on a trade date basis.

Date of Management's review- Subsequent events were evaluated through date the financial statements were issued.

2. Receivables and Deposit with Clearing Broker-dealer:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities and to maintain minimum net capital of $75,000.

At December 31, 2015, the Company had a money market deposit with its clearing broker-dealer in the amount of $58,267. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts receivable from its clearing organization at December 31, 2015, consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2015, and no allowance is required.

Other trade receivables arise from direct sales of investments and fees earned for investment advisory services. These receivables are considered fully collectible at December 31, 2015, and no allowance is required.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The leases for the shared facilities are held jointly with the related accounting firm. The Company paid approximately $320,000 in 2015 for the use of the shared facilities, furniture and equipment, and approximately $100,000 for use of personal services. The liability to related party arose from the aforementioned shared expense arrangement.

At December 31, 2015, the future minimum lease payments under office facilities leases are the following:

2016	$154,000
2017	132,000
Total	$286,000

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $116,007 which was $103,920 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.56 to 1.0.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2015

Net Capital:		
Total stockholders' equity qualified for net capital		$ 149,655
Non-allowable assets:		
Trade receivables		(23,691)
Prepaid expenses		(8,792)
Haircuts on money market assets		(1,165)
Net Capita		$ 116,007
Aggregate Indebtedness		$ 181,300
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	12,087	
Minimum net capital requir(	$ 5,000	
(greater of the above amounts)		$ 12,087
Excess net capital		$ 103,920
Percentage of aggregate indebtedness to net capital		156%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2015)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II

COMPUTATION OF FOR DETERMINATION OF

RESRVE REQUIREMENTS UNDER RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Note – The Company was in compliance with the conditions
of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIRMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND

EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

Note – The Company was in compliance with the conditions
of exemption pursuant to paragraph (k)(2)(ii) of the rule.

PEACHTREE
CAPITAL

BROKER DEALER ANNUAL EXEMPTION REPORT

Peachtree Capital Corporation claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Peachtree Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

David H. Miller, CEO

February 22, 2016

3060 PEACHTREE RD NW, SUITE 1830, ATLANTA, GA 30305 | O 404.220.8958 F 678.909.0433 | PEACHCAP.COM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation

We have audited the accompanying financial statements of Peachtree Capital Corporation which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Peachtree Capital Corporation management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Peachtree Capital Corporation financial statements. The information is the responsibility of Peachtree Capital Corporation management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

PEACHTREE CAPITAL CORPORATION
INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders of Peachtree Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Peachtree Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Peachtree Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Peachtree Capital Corporation's management is responsible for Peachtree Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC